DURASWITCH®

The world is switching.®



2002 ANNUAL REPORT

THE DURASWITCH ADVANTAGE IS JUST BELOW THE SURFACE

Licensing Patented Enabling Technologies

NASDAQ: DSWT



We license our patented next-generation electronic switch technologies to high quality switch manufacturers and OEMs around the world. Our technologies can be utilized in industrial, commercial and consumer applications.

THE DURASWITCH ADVANTAGE

Product manufacturers receive access to enabling technologies, and flexibility in design options that differentiate them in the global marketplace. Customers get the reliability they want. Duraswitch receives per-switch royalty revenue from licensees.

DEAR STOCKHOLDERS

To say that 2002 was a tough year is an understatement. Shareholder value has taken a tremendous hit and the revenue ramp has not yet occurred on our top line. We have the benefit that our technologies can be designed into switches over a vast array of industries, but the impact of the overall sluggish worldwide economy compounded with consumer uncertainties has been apparent. Our licensees felt the slowdown of switch panel orders through product manufacturers in all industries. Although design and prototyping for projects using Duraswitch technologies is increasing, giving our licensees valuable experience and confidence in our technologies, production orders have not matched that pace.

During these challenging times, it was necessary to make tough decisions targeting operating expenses, including significant staff reductions and narrowing our focus of research and development to commercialization of our core patented technologies through our licensee network.

Our success is embedded in our licensing business model. We receive licensing revenue from our licensees who promote the various advantages of and produce switches using our patented technologies. The formula is simple, we receive a per-switch royalty and the more products using Duraswitch technologies, the more licensing revenue we receive. Our fast-track growth can come from high-volume applications produced each year, panels with large numbers of switches — or best of all, a combination of the two.

This is a scalable licensing revenue model in that we are leveraging our licensees' customer relationships, sales and marketing efforts and production capabilities. Our licensing model allows revenues to ramp without the need to scale our infrastructure.

There are many paths to success for Duraswitch, all beginning with licensee design wins using Duraswitch technologies. We are focused on building and supporting our licensed manufacturer network, forming technology alliances and targeting key industries with high-volume switch projects to incorporate Duraswitch technologies.

While it was a challenging year, efforts in 2002 have thrust us forward. We saw increasing design wins from our licensees through 2002 and just after year-end, announced two additional quality licensees in Europe that have tremendous potential: Siemens AG and Danielson.

Our goal is to enhance shareholder value through the execution of our business model and increasing visibility into future growth potential.

Sincerely,



ROBERT J. BRILON
President and Chief Executive Officer
March 2003

WHAT WE HAVE GOING FOR US

- $7 million cash with no debt
- $12 million minimum royalty commitment from Delphi Corp.
- Portfolio of patented technologies
- Scalable recurring licensing revenue model with high gross margins
- 24 licensed manufacturers worldwide
- Increasing design wins in a wide range of industries and applications
- Opportunities from increased market exposure and licensee successes

We are optimistic that these factors position us to take advantage of opportunities as they arise from the efforts of our licensees and from our direct efforts with OEMs and strategic technology alliances.

WATER LEVEL

MEDIUM

LARGE

SUPER

EXTRA RINSE

ON

OFF

WASH / RINSE TEMP

WARM
COLD

WARM
WARM

COLD
COLD

REGULAR

SWITCHES ARE EVERYWHERE

Most people take switches — the pushbuttons, dials and cursor controls you use every day — for granted. Yet, this is a multi-billion dollar market. Think of the number of buttons you have pushed or knobs you have turned today. All of them have some sort of user interface function such as on/off buttons, volume knobs and cursor controls.

AND WE CAN BE THERE

Duraswitch's patented technologies can provide advantages over other types of switch products. These include elimination of wiring and bulky parts as electronic products become smaller, higher durability and reliability through use of magnet materials, sealability against contaminants that could cause switch failures, and integration of multiple switch types on one flex circuit design. As more and more of today's products shift from high-current to low-current designs, Duraswitch technologies are poised to offer unique solutions.

HERE'S HOW

Our equation for building shareholder value is simple. We have an array of patented, enabling technologies. We license manufacturers (licensees) to produce and sell switches utilizing our technologies. We create technology alliances with companies that provide complimentary components for switch panels to expand awareness for our technologies. Each licensee and technology partner has multiple customer relationships. Each customer has multiple product applications that utilize electronic switches. Each project has multiple switches. The more switches using Duraswitch technologies, the more licensing revenue to Duraswitch.

LEVERAGING LICENSEES

Rather than compete with established manufacturers, we license them to market and manufacture switches using our patented technologies. For a per-switch royalty, manufacturers gain access to leading-edge technologies. Their customers gain the design flexibility and various Duraswitch technology advantages. Duraswitch gains through a business model where revenues can grow without the need to scale infrastructure. Each 'partner' in the process is focused on its core competency and each receives a piece of the pie.

IS HAPPENING

Our licensees span the globe — the United States, Canada, United Kingdom, Germany, Italy, Sweden, Australia, New Zealand and South Korea. We have also created technology alliances with leaders in cursor control firmware, LCD and LED systems, elastomers, electroluminescence, plastics and knob controls. Applications using our technologies cross a number of industries including medical devices, industrial controls, gaming, security systems, health and fitness and consumer electronics.



AND IT WILL CONTINUE

Our licensees have only begun to tap into the potential applications for our technologies. To date, product applications have been generally lower volume and prototypes. In addition, most of these panels have used only one of our patented technologies, the PushGate® pushbutton switch. Growth for Duraswitch will be driven by higher volumes and commercialization of additional patented technologies in our portfolio like the thiNcoder® rotary switch and the MagnaMouse™ multi-directional control.





WE'RE FOCUSED ON THE ULTIMATE GOAL

Our goal is to enhance shareholder value by creating growth from the solid foundation that is in place, from the opportunities that arise from increased market awareness and from the creation of additional win-win-win relationships.

MAKING OPPORTUNITIES

We have the core technologies developed. We see design wins increasing through our licensees. Licensees are embracing and becoming more experienced with the marketing and manufacturing of our technologies. There is a pipeline of interest from potential licensees that would expand our reach into new geographic areas of growth, bring new OEM relationships and application opportunities and help us enter new markets. The formation of new technology alliances continues to strengthen our sales and marketing reach. High-volume opportunities remain in the appliance, automotive, industrial controls and medical industries.

AND BRINGING IT ALL TOGETHER

In addition to supporting our licensees' efforts to win high-volume business, we market directly to key high-volume industries where our technologies offer identifiable benefits. We are at an exciting point. Our licensing model allows us to grow licensing revenues and achieve higher gross margins without significantly increasing operating expenses. This basic formula holds the key: ***products using Duraswitch technologies* X *units produced annually* X *switches per unit* X *royalty rate = our success.*** The ramp begins with applications that have high unit volumes or high volumes of switches per unit and the jackpots come from a combination of both. Design wins and resulting production runs equate to recurring annual revenues for the life of those products using Duraswitch technologies.



FINANCIAL CONTENTS



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion should be read in conjunction with our audited consolidated financial statements and associated notes appearing elsewhere in this report.

We have developed, patented and licensed innovative technologies utilizing a magnetic-based design for electronic switches. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.

Our research and development expenses are comprised mainly of research and development personnel and occupancy costs. Our selling, general and administrative expenses are comprised mainly of labor costs associated with our sales and administrative salaries, depreciation and amortization, travel costs, advertising and occupancy costs.

During the second quarter of 2001, we completed the transition to a licensing business model away from switch manufacturing and, as a result, the relationship between net revenue, cost of goods sold and operating expenses reflected in our financial information may not represent future expected financial relationships. Given the early stage of our licensing business model, we do not believe period-to-period comparisons of results of operations are meaningful.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition. We enter into licensing agreements with our customers. Our licensing strategy incorporates a simplified requirement whereby the licensee purchases licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize licensing revenue and licensing cost of goods sold. In some cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred revenue. This deferred revenue is recognized as licensing revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee is directly manufacturing our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured. In the case of our exclusive license agreement with Delphi, the up-front payment is nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue is being amortized over the initial seven-year term of the agreement. (See Note 7 of our Notes to Consolidated Financial Statements.)

Inventory Valuation. Our inventory is primarily comprised of licensed components which are sold to licensees and raw materials which are primarily used for research and development projects and manufacturing marketing samples. We state inventories at the lower of cost or market value, determined using the first-in, first-out method.

Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill for impairment by comparing the estimated fair value of our company, which is the only reporting unit, with the carrying value, including goodwill. The estimated fair value is based on the best information available under the circumstances, including quoted market prices in stock markets, valuation techniques based on earnings, or independent valuations. If the fair value of our company exceeds the carrying amount, goodwill is not considered to be impaired. If the carrying amount of our company exceeds our fair value, the fair value of the goodwill is calculated, and the excess of the carrying value of the goodwill over its fair value is recorded as an impairment loss. To determine the fair value of goodwill, our fair value is allocated to all of our assets and liabilities, and any excess of fair value of our company over the fair value of our assets and liabilities is the estimated fair value of goodwill.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Net Revenue. During 2000, we started to implement our new business model of licensing our technologies rather than manufacturing switches ourselves. We completed this transition in June 2001 and expect substantially all of our future revenues to come from our licensing efforts. As of December 31, 2002, we had 23 licensees, foreign and domestic. Because the revenue generated from licensing switch technologies is lower than the revenue from manufacturing the same number of switches, we expected our net revenue to decrease during our transition to licensing. Concurrently, our gross profits as a percentage of revenue increased because the cost of goods sold associated with licensing is much lower than with manufacturing.

We recorded net revenue of $772,169 for the year ended December 31, 2002, compared to $985,312 for the year ended December 31, 2001, a decrease of $213,143. The decrease is due primarily to the expected decrease in product revenue as a result of the completion of our transition from manufacturing to licensing switch technologies and decreased licensing revenue resulting from a decrease in per-switch royalties and a decrease in the per-design review revenue.

Licensing revenue was $747,494 and $835,541 for the years ended December 31, 2002 and 2001, respectively, a decrease of $88,047 or 11%. Our licensing revenue is primarily comprised of the recognition of revenue resulting from the recognition of deferred revenue from our license agreement with Delphi and per-switch revenue from non-exclusive licensees who manufacture switches incorporating our technologies. The per-switch revenue includes royalties and revenue from the sale of licensed components.

To date, the majority of non-exclusive licensing revenue has been related to our PushGate pushbutton technology. The number of unit sales of royalty-bearing PushGates has increased during the last three years from approximately one million in 2000, 1.8 million in 2001, to 2.8 million in 2002. Revenue has not tracked this increase because the average revenue earned per PushGate during 2002 was just over $0.10, the low end of the $0.10-0.30 range, compared to average per-PushGate revenue of $0.17 in 2001. The increase in the quantity of licensed components sold was primarily related to a large sale to one licensee. The decrease in the per-switch royalties resulted from volume discounts. Licensing revenue was also impacted by a decrease in fees related to the review of customer designs. The primary reason for the decrease in design review fees was a reduction of the amount billed per-design review. At the same time, we experienced an increase in the number of design reviews. As contemplated in our license agreements, we have lowered these fees as our licensees have gained experience and become more proficient with our technologies as well as to remove barriers to commercial acceptance.

We anticipate that licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on the licensees' ability to market, produce and ship products that incorporate our technologies. We believe that the amount of licensing revenue for any period is not necessarily indicative of results for any future period.

Our license agreement with Delphi generated licensing revenue of $409,380 or 55% of our licensing revenue and 53% of our total net revenue for the year ended December 31, 2002 and $411,362 or 49% of our licensing revenue and 42% of our total net revenue for the year ended December 31, 2001. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue, which was received in 2000.

Product revenue was $24,675 and $149,771 for the years ended December 31, 2002 and 2001, respectively, a decrease of $125,096. The decrease reflects our transition to a technology licensing company. The $24,675 of product revenue for the year ended December 31, 2002 was related to fees for engineering services we had provided to a customer in prior periods that were in dispute. We do not expect to have any significant product revenue in the future.

Cost of Goods Sold. Cost of goods sold was $156,406 for the year ended December 31, 2002, compared to $256,838 for the year ended December 31, 2001, a decrease of $100,432. The decrease in cost of goods sold and the increase in gross profit as a percentage of revenue to 80% in 2002 from 74% in 2001 reflects our transition from the low-margin business of manufacturing switch panels to the high-margin business of licensing. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of licensed components, royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us and the recognition of deferred revenue from our licensing agreement with Delphi.

Licensing cost of sales for 2002 was $156,406 compared to $100,540 in 2001, an increase of $55,866. The increase in licensing cost of goods sold for the year ended December 31, 2002 was primarily due to a $73,171 charge to licensing cost of goods sold related to earlier versions of licensed components that will no longer be promoted and will only be considered as an alternative to our current licensed component inventories in limited circumstances. This increase was offset by a 34% reduction in our per-unit cost of licensed components and decreased sales of other materials with low gross margins.

Product cost of goods sold was $0 in 2002 compared to $156,298 in 2001, a decrease of $156,298. The decrease in product cost of goods sold was due to the completion of our transition to a licensing business model from a product-based model.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2,857,609 for 2002, compared to $3,899,652 for 2001, a decrease of $1,042,043. Selling, general and administrative expenses in 2001 included a charge of $397,431 related to costs associated with the resignation of our former Chief Executive Officer. No such charge was recorded in 2002. The remainder of the decrease in selling, general and administrative expenses was primarily related to reductions in executive and support personnel.

Research and Development. Research and development expenses were $2,614,905 for 2002, compared to $2,773,221 for 2001, a decrease of $158,316. The decrease was primarily attributable to costs related to decreased research and development personnel. During 2001, research and development expenses increased every quarter as we ramped up our research and development activities to expand our technology portfolio and develop various adaptations of our core technologies. We added personnel and increased our modeling and testing capabilities, resulting in increased costs. As we entered 2002, we began to reduce these expenses primarily by reducing research and development personnel. In 2002, research and development expenses decreased each quarter from the preceding quarter.

In October 2002, we announced cost-cutting initiatives that included significant reductions in research and development personnel focused on new technologies. The personnel reductions were completed by the end of 2002. We have created a portfolio of patented and patent-pending technologies, which are available through our licensees. The efforts of our remaining research and development personnel will continue to be directed at gaining commercial acceptance of these technologies as opposed to also focusing on the creation of new technologies. They will continue to support our licensees in their efforts to commercialize our existing patented and patent-pending technologies.

Loss from Operations. As a result of the decreases in selling, general and administrative expenses and research and development expenses, loss from operations decreased to $4,856,751 for the year ended December 31, 2002, compared to $5,944,399 for the year ended December 31, 2001, a decreased loss of $1,087,648.

Other Income-Net. Other income-net was $150,699 for 2002, compared to $554,245 for 2001, a decrease of $403,546. The decrease in other income-net is due to the decrease in investment income as a result of lower interest rates and lower average cash balances.

Net Loss. The decrease of $684,102 or 13% in the net loss to $4,706,052 for the year ended December 31, 2002 from $5,390,154 for the year ended December 31, 2001 was primarily a result of decreased selling, general and administrative expenses and decreased research and development expenses, which were offset by the reduction in investment income.

Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net Revenue. We recorded net revenue of $985,312 for the year ended December 31, 2001, compared to $2,318,736 for the year ended December 31, 2000, a decrease of $1,333,424. The decrease in our net revenue was primarily due to our shift in our business model from switch manufacturing to technology licensing. Accordingly, our licensing revenue for 2001 increased to $835,541 compared to $533,137 in 2000, an increase of $302,404, and our product sales revenue decreased to $149,771 for 2001 compared to $1,785,599 for 2000, a decrease of $1,635,828.

During 2000, we started to implement our new business model of licensing our technologies rather than manufacturing switches ourselves. We completed this transition and expect almost all of our future revenue to come from our licensing efforts. As of December 31, 2001, we had 24 licensees, foreign and domestic. Because the revenue generated from licensing switch technologies is lower than the revenue from manufacturing the same number of switches, we expected our net revenue to decrease as we transitioned to a licensing business model. During the transition, we referred our switch customers and product sales leads to our licensees. As expected, product revenues decreased as we completed delivery against our remaining customer purchase orders.

The shift in our business model from manufacturing to licensing and the addition of licensed manufacturers during the year accounted for the increase in our licensing revenue. Our license agreement with Delphi generated licensing revenue of $411,362 or 49% of our licensing revenue and 42% of our total net revenue for the year ended December 31, 2001 and $277,860 or 52% of our licensing revenue and 12% of our total net revenue for the year ended December 31, 2000. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue which was received in 2000.

Product revenue was $149,771 and $1,785,599 for the years ended December 31, 2001 and 2000, respectively, a decrease of $1,635,828 resulting from the implementation of our new business model, which called for transitioning away from switch manufacturing. Our revenue in 2000 was primarily generated from designing, developing, and producing prototypes of customer switch applications and low volume production runs. Additionally, we had been performing pursuant to a long-term purchase order with Siemens Building Technologies, Inc. This purchase order was completed in the second quarter of 2001 and generated 74% of our product revenue for the year ended December 31, 2001. This project has been transitioned to one of our licensees.

Cost of Goods Sold. Cost of goods sold was $256,838 for 2001, compared to $2,054,655 for 2000, a decrease of $1,797,817. The decrease in cost of goods sold reflected our transition from the low-margin business of manufacturing to the high-margin business of licensing. Licensing cost of sales for 2001 was $100,540 compared to $49,666 in 2000, an increase of $50,874 reflecting the growth of our licensing business.

Product cost of goods sold was $156,298 in 2001 compared to $2,004,989 in 2000, a decrease of $1,848,691. The decrease in product cost of goods sold was primarily due to our transition to a licensing business model from a manufacturing model. The decrease in overall cost of goods sold as a percentage of net revenue was primarily due to the higher gross margins we achieved through our licensing agreements and decreased manufacturing costs by utilizing our licensees and subcontractors for manufacturing.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3,899,652 for 2001, compared to $3,343,605 for 2000, an increase of $566,047. The increase in selling, general and administrative expenses was primarily related to costs associated with the former Chief Executive Officer's resignation. Under the terms of his agreement, in the event of resignation, he was entitled to salary and benefits for an 18-month period. As a result, we recorded a charge of $397,431 in 2001. Costs associated with additional sales and administrative personnel during 2001 also contributed to the increase.

Research and Development. Research and development expenses were $2,773,221 for 2001, compared to $1,716,825 for 2000, an increase of $1,056,396. The increase was primarily attributable to costs related to additional research and development personnel, expanded modeling and testing capabilities and related occupancy costs.

Loss from Operations. As a result of the factors described above, the loss from operations was $5,944,399 for 2001, compared to $4,796,349 for 2000, an increase of $1,148,050.

Other Income-Net. Other income-net was $554,245 for 2001, compared to $686,472 for 2000, a decrease of $132,227. The decrease in other income-net was due to the decrease in investment income as a result of lower interest rates and lower average cash balances.

Net Loss. As a result of the factors described above, the net loss was $5,390,154 for 2001, compared to $4,109,877 for 2000, an increase of $1,280,277.

Liquidity and Capital Resources

We had cash and cash equivalents of $7,036,959 on December 31, 2002. During the past two years, we have experienced decreases in our cash and cash equivalents primarily as a result of cash used in operations offset by the proceeds from the stock sales related to the exercise of employee stock options. During 2000, we experienced an increase in our cash and cash equivalents primarily due to our equity transactions with Delphi and our licensing agreement with Delphi. (See Note 7 of our Notes to Consolidated Financial Statements.)

Net cash used in operating activities during the year ended December 31, 2002 was $4,717,947. Cash used in operating activities consisted primarily of the net loss and a decrease in deferred licensing revenue of $406,727 partially offset by depreciation and amortization of $410,976.

Net cash used in investing activities during the year ended December 31, 2002 was $275,916. Our net cash used in investing activities consisted primarily of investments in patents and purchases of computer equipment, modeling and test equipment.

Net cash provided by financing activities during the year ended December 31, 2002 was $14,392, consisting primarily of net proceeds from the sale of stock related to the exercise of employee stock options, offset by principal payments on debt and lease obligations.

Our license agreement with Delphi requires Delphi to pay us minimum royalty payments, beginning July 1, 2004, totaling $12 million during the initial seven-year term ending June 30, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

At December 31, 2002, we had approximately $19.9 million in net operating loss carryforwards available for federal and state income tax purposes. We have not recognized any benefit from these operating loss carryforwards, which expire in 2011 through 2021.

We have employment and separation agreements with our executive officers. These agreements call for a base salary and bonuses based upon our performance. These agreements also provide for salary and benefits in the event of separation. Effective December 31, 2001, our former Chief Executive Officer resigned his position. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, we recorded a charge of $397,431 during the year ended December 31, 2001 to be paid over an 18-month period. At December 31, 2002, $180,629 remained to be paid.

We have experienced significant operating losses since our inception. In October 2002, we announced cost-cutting initiatives that included significant reductions in personnel. The announced personnel reductions were completed by the end of the fourth quarter of 2002. We anticipate that our cash and working capital requirements will decrease in 2003 from 2002 historical levels. However, our capital expenditures and working capital requirements could increase depending on our operating results and other adjustments to our operating plan as may be needed to respond to competition or unexpected events.

We believe that our cash on hand will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. We continually evaluate our working capital needs and we may seek to obtain additional working capital through debt or equity offerings. There can be no assurance that additional funds will be available on acceptable terms. In the event that additional funds are not available on acceptable terms, we could be required to reduce the scope of or cease operations.

The following table sets forth our contractual obligations and commitments as of December 31, 2002:

	Payments Due by Period			
Contractual obligations	Less than 1 year	1–3 years	Thereafter	Total
Capital lease obligations	$ 20,825	$8,766	$—	$ 29,591
Operating leases	225,091	1,098	—	226,189
Purchase order obligations (1)	168,011	—	—	168,011
Total contractual cash obligations	$413,927	$9,864	$—	$423,791

(1) Our purchase order obligations represent open commitments to acquire licensed components within the next twelve months.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not use derivative financial instruments to manage these risks and do not hold or issue financial instruments for trading purposes.

We are currently exposed to credit risk on credit extended to our licensees. Based on the credit worthiness of our licensee base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse affect on our business, financial position, results of operations or cash flows.

Additionally, we are exposed to some market risk through interest rates related to our investment of cash and cash equivalents of approximately $7 million. The risk is not considered material and we manage such risk by evaluating the best investment rates available for short-term high-quality investments.

Presently, all of our receivables and substantially all of our payments are denominated in U.S. dollars and, consequently, we believe we have no foreign currency exchange rate risk. However, in the future, we may enter into agreements in foreign currencies that may subject us to foreign exchange rate risk. There can be no assurance that our future efforts to reduce foreign exchange risk will be successful.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding our plans, expectations, estimates and beliefs. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in this report include, but are not necessarily limited to, those relating to our:

- beliefs regarding the competitive technological advantages and anticipated commercial success of our technologies;
- intention to achieve widespread commercial acceptance of our licensed technologies;
- ability to obtain new licensees;
- ability to develop new or existing switch technologies;
- objective to establish Duraswitch technologies as the design standard in the electronic switch and ICP industries;
- estimates of anticipated growth in the switch and ICP markets;
- success in developing new or enhanced products to take advantage of market opportunities or to respond to competition;
- ability to gain the manufacturing industry's acceptance and demand for our technology licenses;
- licensees' willingness and ability to successfully market our technologies to new and existing customers; and
- opportunities derived from our investments.

When you consider the forward-looking statements in this report, you should keep in mind the cautionary information located elsewhere in this report. Our performance may differ materially from that contemplated by such forward-looking statements as a result of certain risk factors, including but not limited to those set forth below.

Our technologies may not gain market acceptance. Our success will depend in part on the commercial acceptance of our patented technologies. To be accepted, our technologies must meet the expectations of our potential customers. We market our technologies directly to OEMs, whose products utilize switches, and to our licensees to encourage them to incorporate our technologies in the switches they supply to OEMs, focusing on the advantages of our switches over the electro-mechanical and dome membrane switches. If the OEMs or our licensees ultimately decide to continue with their existing switch technologies, our business would be adversely affected.

Should we be unable to protect our proprietary technologies, their value and our competitive position would be significantly impaired. Although we seek to protect our intellectual property rights through patents, copyrights, trade secret protection and other measures,

- we may be unable to adequately protect our technologies;
- competitors may be able to develop similar or better technologies independently;
- any of our pending patent applications may not be issued; or
- intellectual property laws may not continue to protect our intellectual property rights, particularly as we expand our licensing in foreign countries where the local laws do not provide a strong protection of intellectual properties or recognize international treaties.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to license technology. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property claims against technologies used in our business. Any such claims, with or without merit, could be time-consuming to defend, would result in costly litigation and divert the efforts of our personnel. Claims of intellectual property infringement might require us to enter into costly royalty or license agreements. Additionally, we might be unable to obtain royalty or license agreements on terms acceptable to us. A successful claim of patent or other intellectual property infringement against us could have a material adverse affect on our business. We are not currently involved in any litigation to protect our technologies from infringement or to defend against claims of infringement.

Our quarterly revenue and operating results may fluctuate. Our results may fluctuate from those in prior quarters and will continue to do so due to a variety of factors. These factors include:

- the establishment, growth or loss of licensee relationships;
- the timing of introductions, production and sales cycles of new products by our licensees incorporating our technologies, which is at the discretion of our licensees and their customers; and
- market acceptance of our technologies.

Our stock price may be volatile. The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decrease regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as, but not limited to:

- actual or anticipated fluctuations in operating results;
- announcements of our technologies or our competitors' technologies, new licensees or other business developments;
- sales or the perception in the market of possible sales by insiders or others which could have a disproportionate effect on our stock price due to our typically low trading volume.

The stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Recently, the market price of our common stock, like that of many technology companies, has experienced significant fluctuations. For instance, from August 26, 1999, the date we became a reporting company, to March 14, 2003, the price of our common stock ranged from $0.67 to $17.92 per share. On March 14, 2003, the last reported sale price of our common stock was $0.70.

The market price of our common stock has been, and is likely to continue to be, significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views.

We depend on our management team. Our future success will be largely dependent on the efforts of key management personnel. The loss of one or more of these key employees could have a material adverse effect on our business. We depend upon the services of Robert J. Brilon, our Chief Executive Officer, President and Chief Financial Officer and Anthony J. Van Zeeland, our Chief Operating Officer and Executive Vice President Engineering. Mr. Brilon has extensive experience in the formation, financing and management of entrepreneurial companies. Mr. Van Zeeland has over 30 years experience in the switch industry. We have employment agreements with both of these individuals for terms that expire in April 2004.

We depend on our relationship with Delphi. We enter into license agreements and other similar contractual relationships under which we license our technologies. Any termination or breach of our relationship with Delphi, cessation of operations by Delphi, or non-performance under the license agreement by Delphi, could have a material adverse effect on our business. Our license agreement with Delphi requires Delphi to pay us minimum royalty payments, beginning July 1, 2004, totaling $12 million during the initial seven-year term ending June 30, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

We may have difficulty protecting our intellectual property rights overseas. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and a portion of our business is conducted overseas, our exposure to intellectual property risks may be higher.

Rights to acquire shares of common stock could result in dilution to other holders of common stock. As of December 31, 2002, we had issued options to purchase 1,072,699 shares of common stock under our stock option plans at a weighted average exercise price of $9.61 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. In addition, there were outstanding warrants to purchase 472,059 shares of common stock at a weighted average exercise price of $7.15 per share. The existence of such stock options could adversely affect the terms on which we can obtain additional financing, and the option holders can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such options.

We have a history of operating losses and expect to incur losses in the immediate future. We have had substantial losses since our inception and we expect to incur additional losses as we expand our licensing business. We expect to commit substantial resources to the establishment of new licensee relationships and sales and training capabilities.

Because we have only recently completed our shift to a technology licensing business model, we are unable to accurately estimate future revenue and operating expenses based upon historical performance and we cannot assure you if and when we will become profitable.

Risks related to rapidly changing technology. Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for switch technology. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing and successfully marketing new technologies as they emerge. We work with our licensees and OEMs to design solutions specific to their needs and the needs of their customers.

Our growing international business activities subject us to risks that could reduce the demand for our products and increase our operating expense. In 2002, net revenue from international licensees represented 12% of our total net revenue. We have been expanding our licensing business with international licensees and expect that net revenue from international licensees will increase. To date, all of our licensing revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

- different technology standards and design requirements;
- longer payment cycles for and greater difficulties collecting accounts receivable;
- fluctuations in currency exchange rates;
- nationalization, expropriation and limitations on repatriation of cash;
- social, economic, banking and political risks;
- taxation;
- changes in U.S. laws and policies affecting trade, foreign investment and loans; and
- changes in enforcement of laws protecting intellectual property.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Duraswitch Industries, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheets of Duraswitch Industries, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

February 15, 2003

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,036,959	$ 12,016,430
Accounts receivable (net of allowance for doubtful accounts of $12,000 in 2002 and $17,500 in 2001)	11,191	101,934
Inventory — Net (Note 4)	192,915	275,919
Prepaid expenses and other current assets	168,121	186,658
Total current assets	7,409,186	12,580,941
PROPERTY AND EQUIPMENT — Net (Notes 5 and 8)	786,506	1,052,603
GOODWILL — Net	443,874	443,874
PATENTS — Net (Note 6)	743,447	588,272
OTHER ASSETS	119,116	150,459
TOTAL	$ 9,502,129	$ 14,816,149
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 23,933	$ 84,812
Accrued salaries and benefits	500,413	575,738
Other accrued expenses and other current liabilities	231,973	166,912
Deferred licensing revenue (Note 7)	460,803	458,150
Current portion of capital leases payable (Note 8)	18,110	17,457
Total current liabilities	1,235,232	1,303,069
LONG-TERM LIABILITIES:		
Capital leases payable (Note 8)	8,213	26,323
Other non-current liabilities (Note 13)	36,750	181,240
Deferred licensing revenue—long-term (Note 7)	1,364,601	1,773,981
Total long-term liabilities	1,409,564	1,981,544
Total liabilities	2,644,796	3,284,613
COMMITMENTS AND CONTINGENCIES (Notes 3 and 13)		
STOCKHOLDERS' EQUITY (Notes 9 and 10):		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2002 and 2001	—	—
Common stock, $.001 par value, 40,000,000 shares authorized in 2002 and 2001, 9,534,195 and 9,528,695 shares issued and outstanding in 2002 and 2001, respectively	9,534	9,529
Additional paid-in capital	27,317,314	27,285,470
Accumulated deficit	(20,469,515)	(15,763,463)
Total stockholders' equity	6,857,333	11,531,536
TOTAL	$ 9,502,129	$ 14,816,149

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
NET REVENUE (Note 3):			
Licensing (Note 7)	$ 747,494	$ 835,541	$ 533,137
Product	24,675	149,771	1,785,599
Total net revenue	772,169	985,312	2,318,736
COST OF GOODS SOLD:			
Licensing	156,406	100,540	49,666
Product	—	156,298	2,004,989
Total cost of goods sold	156,406	256,838	2,054,655
Gross profit	615,763	728,474	264,081
OPERATING EXPENSES:			
Selling, general and administrative	2,857,609	3,899,652	3,343,605
Research and development	2,614,905	2,773,221	1,716,825
Total operating expenses	5,472,514	6,672,873	5,060,430
LOSS FROM OPERATIONS	(4,856,751)	(5,944,399)	(4,796,349)
OTHER INCOME — Net	150,699	554,245	686,472
NET LOSS	$(4,706,052)	$(5,390,154)	$(4,109,877)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.49)	$ (0.57)	$ (0.49)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	9,532,463	9,443,313	8,435,856

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock		Note	Additional Paid-in	Accumulated	
	Shares	Amount	Receivable	Capital	Deficit	Total
BALANCE, JANUARY 1, 2000	7,495,594	$7,496	$(147,263)	$13,273,927	$ (6,263,432)	$ 6,870,728
Issuance of option to purchase stock for cash (Notes 7 and 9)				688,132		688,132
Issuance of warrant to purchase stock for cash (Notes 7 and 9)				446,206		446,206
Stock option excerised (Notes 7 and 9)	1,651,846	1,652		11,499,510		11,501,162
Employee stock options exercised	76,386	76		119,993		120,069
Stock warrants exercised	42,870	43		84,964		85,007
Cash received from note receivable			147,263			147,263
Net loss					(4,109,877)	(4,109,877)
BALANCE, DECEMBER 31, 2000	9,266,696	9,267	—	26,112,732	(10,373,309)	15,748,690
Employee stock options exercised	261,999	262		1,172,738		1,173,000
Net loss					(5,390,154)	(5,390,154)
BALANCE, DECEMBER 31, 2001	9,528,695	9,529	—	27,285,470	(15,763,463)	11,531,536
Employee stock options exercised	5,500	5		31,844		31,849
Net loss					(4,706,052)	(4,706,052)
BALANCE, DECEMBER 31, 2002	9,534,195	$9,534	$ —	$27,317,314	$(20,469,515)	$ 6,857,333

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (4,706,052)	$ (5,390,154)	$ (4,109,877)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	410,976	418,546	294,023
Loss on disposal of equipment	7,205	2,552	4,792
Reserve for inventory obsolescense	125,000	—	—
Bad debt expense	11,000	—	—
Changes in operating assets and liabilities:			
Accounts receivable	79,743	122,485	13,974
Inventory	(41,996)	(24,936)	285,511
Prepaid expenses and other current assets	18,537	4,338	(21,618)
Accounts payable	(60,879)	32,343	(190,082)
Accrued salaries and benefits	(75,325)	254,089	(140,365)
Other accrued expenses and other current liabilities	65,061	(57,377)	(3,887)
Other non-current liabilities	(144,490)	181,240	—
Deferred licensing revenue	(406,727)	(429,111)	2,661,242
Net cash used in operating activities	(4,717,947)	(4,885,985)	(1,206,287)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in patents	(192,803)	(283,464)	(185,102)
Decrease (increase) in other assets	7,914	14,838	(164,425)
Repayment of (payment of) advance to employee	—	40,000	(40,000)
Proceeds from Camplex	—	—	31,578
Proceeds from sale of equipment	—	7,000	—
Purchases of property and equipment	(91,027)	(448,488)	(483,290)
Net cash used in investing activities	(275,916)	(670,114)	(841,239)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from sale of stock	31,849	1,173,000	11,706,238
Payment received on note receivable	—	—	147,263
Proceeds from sale of warrant and option	—	—	1,134,338
Principal payments on notes payable and capital leases	(17,457)	(46,035)	(304,576)
Net repayments on line of credit	—	—	(75,000)
Net cash provided by financing activities	14,392	1,126,965	12,608,263
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,979,471)	(4,429,134)	10,560,737
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,016,430	16,445,564	5,884,827
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,036,959	$12,016,430	$16,445,564
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest	$ 5,413	$ 12,169	$ 39,347
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:			
Acquisition of equipment through capital lease	—	—	34,800
Services received in exchange for reduction of advance to Camplex	—	—	10,000

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Duraswitch Industries, Inc. (the "Company") develops, patents and licenses electronic switch technologies used to operate or control products in a wide variety of commercial and consumer applications. The Company has built domestic and foreign patent protection for its technologies and is entering into license agreements with switch manufacturers and OEMs worldwide to achieve widespread distribution of its technologies. During 2000, the Company started to implement its new business model of licensing its technologies rather than manufacturing switches. The Company has completed this transition and expects almost all of its future revenue to come from its licensing efforts. Licensing royalties are earned on a per switch basis.

The Company has experienced significant operating losses since its inception. The Company raised net proceeds of approximately $8.2 million from its public offering in August 1999. In May 2000, the Company received $4.0 million from Delphi Automotive Systems LLC, ("Delphi"), for the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry, a warrant to purchase 225,000 shares of stock and a short-term option to purchase approximately 1.65 million shares of common stock. In June 2000, Delphi exercised this option to purchase approximately 1.65 million shares of the Company's common stock, representing approximately 18% of the Company's outstanding shares, for approximately $11.5 million in cash.

The Company believes that it will be able to meet its presently projected cash and working capital requirements for at least the next 12 months. The timing and amounts of cash used will depend on many factors, including the Company's ability to increase revenue, control expenditures and become profitable.

2. Summary of Significant Accounting Principles

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory. Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.

Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	5 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years.

Goodwill. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangibles*. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method of accounting for business

2. Summary of Significant Accounting Principles (Continued)

combinations, and identifies criteria for the establishment of identifiable intangible assets separate from goodwill resulting from a business combination. SFAS No. 142 requires companies to cease amortizing goodwill. SFAS No. 142 also establishes a new method of testing goodwill and other intangibles for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The standard became effective for the Company beginning January 1, 2002. The adoption of these standards did not have a material effect on the Company's financial position or results of operations. Total goodwill amortization for each of the years ended December 31, 2001 and 2000 was $72,946. Accordingly, the net loss for the years ended December 31, 2001 and 2000, assuming non-amortization of goodwill, would have been $5,317,208 and $4,036,931, respectively. Net loss per share, basic and diluted, would have been $0.56 and $0.48 for the years ended December 31, 2001 and 2000, respectively.

Revenue Recognition. The Company enters into licensing agreements with its customers. The Company's licensing strategy incorporates a simplified requirement whereby the licensee purchases defined licensed components from Duraswitch. The licensed component revenue includes the royalty for the rights to manufacture, assemble and sell patented Duraswitch technologies. In some cases, where no components are supplied, the Company is paid a royalty per switch manufactured. The Company's non-exclusive licensees pay royalties of between $0.08 and $0.75 per switch depending on the type of switch and volume. The terms of some of its license agreements require prepayment of royalties to the Company. The prepayments are recorded as deferred revenue and licensing revenue is recognized when the royalties are earned under the licensing agreements. Royalties are considered earned when the licensee purchases component parts from the Company or, when component parts are not supplied by Duraswitch, royalties are considered earned when the licensee manufactures a switch utilizing Duraswitch technologies. The deferred revenue received from Delphi in 2000 is being amortized over the initial seven-year term of the exclusive license agreement.

Stock-Based Compensation. At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 10. SFAS No. 123, *Accounting for Stock-Based Compensation* encourages, but does not require, companies to record as compensation expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The Company has chosen to account for these plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of all stock option grants is estimated on the date of grant in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 2.9 percent, 4 percent, and 6.5 percent for options granted in 2002, 2001 and 2000, respectively, an expected life of three years, an expected volatility rate of 69 percent, 56 percent and 48 percent for options granted in 2002, 2001 and 2000, respectively, and an expected dividend rate of zero percent. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,		
	2002	2001	2000
Net loss, as reported	$(4,706,052)	$(5,390,154)	$(4,109,877)
Less: Total stock-based employee expense determined under fair value based method for all awards, net of related tax effects	(350,212)	(634,663)	(483,118)
Pro forma net loss	$(5,056,264)	$(6,024,817)	$(4,592,995)
Loss per share:			
Basic and diluted, as reported	$ (0.49)	$ (0.57)	$ (0.49)
Basic and diluted, pro forma	$ (0.53)	$ (0.64)	$ (0.54)

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

2. Summary of Significant Accounting Principles (Continued)

Loss Per Common Share. Basic loss per share is computed by dividing the loss attributable to the stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. All stock options and warrants were anti-dilutive in 2002, 2001 and 2000.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. Goodwill from acquisitions related to a group of assets being evaluated for impairment is included in the evaluation. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of notes payable and capital leases approximate the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

New Accounting Standards. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value for long-lived assets to be held and used or fair value less cost to sell for long-lived assets to be disposed of, whether reported in continuing operations or in discontinued operations. The standard became effective for the Company beginning January 1, 2002. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective for disposal activities that are initiated after December 31, 2002. The Company does not expect that this standard will have a material effect on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others,* an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.* This statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value

2. Summary of Significant Accounting Principles (Continued)

based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the annual disclosure provisions of SFAS No. 148 in this financial report and will adopt the interim disclosure provisions for its financial reports for the quarter ended March 31, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications were made to the 2001 and 2000 amounts to conform to the 2002 presentation.

3. Concentrations

The Company maintained its cash and cash equivalents in three financial institutions at December 31, 2002. At December 31, 2002, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

In 2002, Delphi represented 53 percent of net revenue and Memtron Technologies represented 11 percent of net revenue. In 2001, Delphi represented 42 percent of net revenue and Siemens Cerberus represented 11 percent of net revenue. In 2000, Delphi represented 12 percent of net revenue and Ericsson, Inc. represented 19 percent of net revenue. Net revenue from Delphi resulted primarily from recognition of deferred licensing revenue which was received in 2000.

4. Inventory

The Company's inventory is primarily comprised of licensed components and other raw materials. The licensed components are sold to licensees and the other materials are primarily used for research and development projects and marketing samples. The sale of licensed components and other materials to licensees is recognized as licensing revenue and the cost of the components and other materials sold to licensees is recorded as licensing cost of goods sold when the components and other materials are shipped to the licensee. Other raw materials are primarily used to produce research and development pieces and marketing samples, which are expensed when used.

Inventory consists of the following at December 31:

	2002	2001
Raw materials:		
Licensed components	$ 230,585	$170,779
Other materials	100,630	137,840
Less reserve for obsolete inventory	(138,300)	(32,700)
Inventory — net	$ 192,915	$275,919

The Company recorded charges of $125,000, $12,700 and $0 to increase the reserve for obsolete inventory in 2002, 2001 and 2000, respectively.

5. Property and Equipment

Property and equipment consists of the following at December 31:

	2002	2001
Computer equipment and software	$ 611,490	$ 669,207
Other machinery and equipment	720,077	660,648
Leasehold improvements	305,276	294,314
Office furniture and fixtures	122,209	113,151
Total	1,759,052	1,737,320
Less accumulated depreciation	(972,546)	(684,717)
Property & equipment — net	$ 786,506	$1,052,603

6. Patents

Amortization expense for patents was $37,628, $32,673 and $18,499 for the years ended December 31, 2002, 2001 and 2000, respectively. The estimated amortization expense for existing patents is $44,240 for each of the next five years.

The gross carrying amount and accumulated amortization of patents are as follows:

	2002	2001
Patents	$ 884,797	$ 691,994
Accumulated amortization	(141,350)	(103,722)
Patents — net	$ 743,447	$ 588,272

7. Deferred Licensing Revenue

In April 2000, the Company entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of common stock at $7.00 per share. In exchange, Delphi paid the Company a nonrefundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments, beginning July 1, 2004, totaling $12 million during the initial seven-year term ending June 30, 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The remaining value of the nonrefundable payment totaling $2,865,662 was recorded as deferred revenue and is being amortized over the initial seven-year term of the exclusive license agreement.

The licensing agreement with Delphi generated licensing revenue of $409,380 and $411,362 for the years ended December 31, 2002 and 2001, respectively, which primarily resulted from the recognition of deferred revenue which was received in 2000.

8. Capital Leases

The Company has capital leases for property and equipment with a gross value of $71,662 and a net book value of $23,068 at December 31, 2002. The amortization of fixed assets acquired with capital leases is included in depreciation expense. At December 31, 2002, the present values of future minimum capital lease payments are as follows:

8. Capital Leases (Continued)

2003	$20,825
2004	8,766
Total	29,591
Less interest at rates ranging from 13% to 18%	3,268
Present value of minimum capital lease obligations	26,323
Less current portion of capital lease obligations	18,110
Long-term portion of capital lease obligations	$ 8,213

9. Stockholders' Equity

Common Stock. The Company sold 2,000,000 shares of common stock for net proceeds of $8,196,312 in its 1999 public offering. On April 20, 2000, the Company sold a short-term option to Delphi to purchase 1,651,846 shares of non-registered common stock at $7.00 per share (Note 7). On June 19, 2000, Delphi exercised this purchase option to acquire 1,651,846 shares of common stock at $7.00 per share, representing approximately 18 percent of outstanding shares.

Preferred Stock. As of December 31, 2002, no preferred stock is outstanding. The Company's Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

Warrants. On November 20, 1998, pursuant to a consulting agreement and prior to becoming an employee of the Company, our current Chief Executive Officer was granted a warrant to purchase 47,059 shares of common stock at an exercise price of $3.19. If not exercised, these warrants will expire on November 20, 2003.

On April 30, 1999, a stockholder exercised warrants to purchase 252,155 shares of common stock at a price of $1.98 per share. As payment for the exercise price, the stockholder paid approximately $250,000 in cash, agreed to cancel the Company's $100,000 loan and executed a note payable to the Company in the amount of $147,263. This note bore interest at 8 percent per annum and was payable December 31, 1999. On December 30, 1999, the Company agreed to extend the due date to March 1, 2000. On February 24, 2000, this note was paid in full.

In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. If not exercised, these warrants will expire on August 26, 2004.

On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at an exercise price of $7.00 per share. If not exercised, this warrant will expire on April 20, 2004 (Note 7).

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, January 1, 2000	289,929	$1.98 – $8.25
Issued	225,000	$ 7.00
Exercised	(42,870)	$ 1.98
Balance, December 31, 2000	472,059	$3.19 – $8.25
Issued	—	
Exercised	—	
Balance, December 31, 2001	472,059	$3.19 – $8.25
Issued	—	
Exercised	—	
Balance, December 31, 2002	472,059	$3.19 – $8.25

10. Stock Option Plans

Effective May 1, 1997, the Board of Directors approved a stock option plan (the "1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

The total number of shares available for grant under all three plans is 52,240 at December 31, 2002.

The Company accounts for the fair value of the options issued to non-employees in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company did not record compensation cost during 2002, 2001 and 2000 as no options were granted to non-employees other than to directors during that time period.

As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans with employees and directors using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no compensation cost has been recognized, as the option prices are equal to or greater than fair market value of the stock on the grant dates.

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, January 1, 2000	903,146	$11.60
Granted	170,976	$ 6.48
Exercised	(76,386)	$ 1.57
Expired or terminated	(23,944)	$13.50
Balance, December 31, 2000	973,792	$10.13
Granted	131,100	$10.55
Exercised	(261,999)	$ 4.50
Expired or terminated	(31,194)	$15.62
Balance, December 31, 2001	811,699	$10.13
Granted	301,400	$ 3.39
Exercised	(5,500)	$ 6.14
Expired or terminated	(34,900)	$ 7.35
Balance, December 31, 2002	1,072,699	$ 9.61

	2002	2001	2000
Exercisable at the end of the year	1,029,633	786,699	872,851
Weighted average fair value of options granted during the year	$ 1.52	$ 4.29	$ 2.52

10. Stock Option Plans (Continued)

A summary of options outstanding and exercisable as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 1.06 – $ 1.32	180,496	9.7	$ 1.07	180,496	$ 1.07
$ 3.13 – $ 3.50	20,200	6.8	$ 3.33	20,200	$ 3.33
$ 6.00 – $10.85	618,115	7.2	$ 7.30	575,049	$ 7.36
$13.01 – $22.31	253,888	5.0	$21.81	253,888	$21.81
$ 1.06 – $22.31	1,072,699	7.1	$ 9.61	1,029,633	$ 9.74

11. Income Taxes

Net deferred tax assets consist of the following at December 31:

	2002	2001
Deferred tax assets:		
Operating loss carryforwards	$ 7,944,706	$ 5,955,008
Deferred licensing revenue	730,162	892,853
Research and development credits	370,349	190,090
Other	305,497	261,062
Total	9,350,714	7,299,013
Less valuation allowance	(8,970,556)	(6,977,284)
Total	380,158	321,729
Deferred tax liabilities:		
Patents	(326,183)	(247,861)
Other	(53,975)	(73,868)
Total	$ —	$ —

During the years ended December 31, 2002, 2001 and 2000, the Company increased the valuation allowance by $1,993,272, $3,437,316, and $1,083,000, respectively, against deferred tax assets. The increase in the valuation allowance recorded in 2002 and 2001 includes $3,463 and $1,121,965, respectively, for net operating loss carryforwards related to stock compensation. The benefit of the utilization of these net operating loss carryforwards would be recorded as a credit to additional paid-in capital. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company's net operating loss carryforwards of approximately $19.9 million for federal and state income tax purposes expire in 2011 through 2021.

11. Income Taxes (Continued)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2002, 2001 and 2000 due to the following:

	2002	2001	2000
Benefit calculated at statutory rate	$ 1,600,057	$ 1,832,652	$ 1,397,358
Increase (decrease) in income resulting from:			
State income taxes, net	282,363	323,409	246,593
Permanent differences	107,389	159,290	(560,951)
Valuation allowance	(1,989,809)	(2,315,351)	(1,083,000)
Total	$ —	$ —	$ —

12. Selected Quarterly Financial Data (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2002 – Quarter Ended,			
	December 31	September 30	June 30	March 31
Licensing revenue	$ 174,986	$ 150,164	$ 237,412	$ 184,932
Product revenue	—	—	—	24,675
Total net revenue	174,986	150,164	237,412	209,607
Gross profit	85,074	140,916	196,190	193,583
Net loss	(1,155,968)	(1,060,925)	(1,196,346)	(1,292,813)
Net loss per common share, basic and diluted (1)	$ (0.12)	$ (0.11)	$ (0.13)	$ (0.14)

	2001 – Quarter Ended,			
	December 31	September 30	June 30	March 31
Licensing revenue	$ 252,270	$ 226,182	$ 174,620	$ 182,469
Product revenue	45,567	2,499	22,598	79,107
Total net revenue	297,837	228,681	197,218	261,576
Gross profit	236,850	202,164	148,300	141,160
Net loss	(1,871,456)	(1,292,302)	(1,286,728)	(939,668)
Net loss per common share, basic and diluted (1)	$ (0.20)	$ (0.14)	$ (0.14)	$ (0.10)

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share may not equal the annual amounts reported.

13. Commitments

Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders, two major stockholders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Company-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the patented technologies. This agreement remains in effect until the expiration of the last patent, which may be issued on the switch technologies. During 2002, 2001 and 2000, the Company paid approximately $5,100, $9,200 and $67,000, respectively, under this agreement.

Employment and Separation Agreements. The Company has employment and separation agreements with its executive officers. These agreements call for a base salary and bonuses based upon the performance of the Company. These agreements also provide for salary and benefits in the event of separation.

Effective December 31, 2001, the former Chief Executive Officer resigned his position. His employment agreement provided for salary and benefits in the event of termination or resignation. As such, the Company recorded a charge of $397,431 for the year ended December 31, 2001 to be paid over an 18-month period. At December 31, 2002, $180,629 remained to be paid.

Lease Agreements. Rent expense for the periods ended December 31, 2002, 2001 and 2000 approximated $199,000 each year. Future minimum rental payments for 2003 are $225,091, $1,098 in 2004 and $0 thereafter.

14. Subsequent Event

On January 15, 2003, the Company entered into a strategic alliance agreement with UTEK Corporation. UTEK has been engaged to identify and evaluate technology acquisition opportunities for the Company. As a result, the Company issued 83,478 shares of restricted common stock to UTEK. The term of the agreement is 12 months and the shares vest evenly over the 12-month period. The agreement may be cancelled by either party with 30 days notice. If the agreement is cancelled, all unvested shares would be returned to the company.

CORPORATE AND STOCKHOLDER INFORMATION

HEADQUARTERS

234 South Extension, #103
Mesa, Arizona 85210-8492
United States
Tel. 480.586.3300
Fax 480.844.9625
www.duraswitch.com

COMMON STOCK

Listed on NASDAQ SmallCap Market
Stock symbol DSWT

BOARD OF DIRECTORS

Bob Brilon, Chairman
John Hail
William Peelle
Tony Van Zeeland
Michael Van Zeeland
Lothar Veeser

MANAGEMENT TEAM

Bob Brilon, CEO, President and CFO
Tony Van Zeeland, COO and EVP Engineering
Heather Beshears, VP Corporate Communications
Frank Freeman, VP Intellectual Property
Tim Kuhn, VP Business Development
Deborah Moore, VP Finance and Administration
David VanZoest, VP Research and Development

INVESTOR RELATIONS

Heather Beshears
Tel. 480.586.3357
heather@duraswitch.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, Inc.
P.O. Box 1596
Denver, Colorado 80201
Tel. 303.262.0600

INDEPENDENT PUBLIC AUDITOR

Deloitte & Touche LLP
2901 North Central Avenue, Suite 1200
Phoenix, Arizona 85012-2799
Tel. 602.234.5100

CORPORATE COUNSEL

Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
Tel. 602.445.8000

To request a complete copy of the Form 10-K, contact Investor Relations,
Duraswitch Industries, Inc., 234 South Extension, Mesa, AZ 85210, via phone at 480.586.3300
or access the Company's Web site www.duraswitch.com to download a copy.



234 South Extension, Mesa Arizona 85210
Tel: 480.586.3300 Fax: 480.844.9625
www.duraswitch.com